January 21, 2014

VIA EDGAR TRANSMISSION
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Staff Attorney

Re:  Request to Withdraw
Perion Network Ltd. (f/k/a IncrediMail Ltd.)
Registration Statement on Form F-3
Filed March 10, 2011
File No. 333-172722

Dear Mr. Crispino:

On behalf of Perion Network Ltd. (f/k/a IncrediMail Ltd.) (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form F-3, together with all exhibits and amendments thereto (File No. 3333-172722), as initially filed with the Securities and Exchange Commission (“Commission”) on March 10, 2011 (the “Registration Statement”) be withdrawn effective immediately. Since the initial registration was delayed due to a pending acquisition by the Company and the shareholders no longer require the registration, the Company is seeking withdrawal of the Registration Statement. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at yacovk@perion.com or via facsimile at +972-3-644-5502, with a copy to Limor Gershoni Levy, the Company's General Counsel, via email at limorg@perion.com or via facsimile at +972-3-644-5502, and Adam M. Klein of Goldfarb Seligman & Co., via email at adam.klein@goldfarb.com or via facsimile at +972-3-608-521-2212.

If you have any questions or comments or require additional information, please do not hesitate to contact the undersigned at +972-3-769-6157 or our attorneys, Adam M. Klein, Adv. at +972-3-608-9947 or Yoni R. Henner, Esq. at +972-3-608-9740.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

Cc:	Limor Gershoni Levy, Adv. Adam M. Klein, Adv. Yoni R. Henner, Esq.

Orr Towers, 4 Hanehoshet St. Tel – Aviv 69710. Israel
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